SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 12, 2017

CENTERSTATE BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement

Transaction with HCBF Holding Company, Inc.

HCBF Agreement and Plan of Merger

On August 12, 2017, CenterState Banks, Inc., a Florida corporation (“CenterState”), entered into an Agreement and Plan of Merger (the “HCBF Agreement”) with HCBF Holding Company, Inc., a Florida corporation (“HCBF”), whereby HCBF will be merged with and into CenterState (the “HCBF Merger”). Pursuant to and simultaneously with entering into the HCBF Agreement, CenterState’s wholly owned subsidiary bank, CenterState Bank, N.A. (“CenterState Bank”), and HCBF’s wholly owned subsidiary bank, Harbor Community Bank (“Harbor Community Bank”), entered into a Plan of Merger and Merger Agreement whereby Harbor Community Bank will be merged with and into CenterState Bank immediately following the merger of HCBF with and into CenterState (the “Harbor Bank Merger”).

Pursuant to the HCBF Agreement, each outstanding share of HCBF common stock issued and outstanding immediately prior to the effective time of the HCBF Merger will be entitled to receive (i) 0.675 shares of CenterState common stock and (ii) a cash amount equal to $1.925 plus any cash dividends payable to CenterState shareholders on or after the closing of the HCBF Merger. Each outstanding share of CenterState common stock shall remain outstanding and unaffected by the HCBF Merger.  Each option to purchase shares of HCBF common stock will automatically become fully vested and be converted into an option to purchase the number of shares of CenterState common stock equal to the number of shares subject to such stock option multiplied by 0.75, and at an exercise price equal to the exercise price per share of the HCBF stock option divided by 0.75.

The HCBF Agreement has been unanimously approved by the boards of directors of CenterState and HCBF. The transaction is expected to close in the first quarter of 2018 subject to customary conditions, including receipt of all applicable regulatory approvals and the approvals of the shareholders of HCBF and CenterState.

Prior to the effective time of the HCBF Merger, CenterState will take all appropriate actions to (i) increase the number of directors constituting CenterState’s board of directors by one and (ii) appoint a current director of HCBF selected by HCBF after consultation with CenterState.  Prior to the effective time of the Harbor Bank Merger, CenterState Bank will take all appropriate actions to (i) increase the number of directors constituting CenterState Bank’s board of directors by one and (ii) appoint a current director of Harbor Community Bank selected by Harbor Community Bank after consultation with CenterState Bank.

The HCBF Agreement contains usual and customary representations and warranties that CenterState and HCBF made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CenterState and HCBF and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating certain terms.  Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CenterState and HCBF rather than establishing matters of fact. Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the HCBF Agreement and the consummation of the HCBF Merger.

The HCBF Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties, (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the HCBF Agreement have been denied by final non-appealable action by the relevant governmental authority, (iii) if the approval of the shareholders of either CenterState or HCBF is not obtained, (iv) by either party in the event of a material breach by the other party of any representation, warranty or covenant contained in the HCBF Agreement and such breach is not cured within thirty days, (v) by either party if the HCBF Merger is not consummated on or before May 12, 2018, subject to extension based on obtaining regulatory approval, (vi) by either party if the other party’s board of directors  breaches its obligations with respect to giving notice of and making a recommendation in connection with each of the HCBF and CenterState shareholder meetings, respectively, (vii) by HCBF if the price of CenterState common stock decreases in comparison to the specified ratio provided in the HCBF Agreement and CenterState elects not to increase the merger consideration.  HCBF will pay CenterState a termination fee equal to $16.67 million in the event (i) HCBF receives a superior proposal and the HCBF Agreement is terminated because the required HCBF shareholder approval is not obtained or by CenterState because of HCBF’s material breach of representations, warranties or covenants and HCBF enters into a superior proposal within 12 months of such termination or (ii) the HCBF Agreement is terminated by CenterState because HCBF’s board of directors breaches its obligations with respect to giving notice of and making a recommendation in connection with the HCBF shareholder meeting.

The foregoing summary of the HCBF Agreement is not complete and is qualified in its entirety by reference to the full text of the HCBF Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.  The HCBF Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CenterState, HCBF, their respective affiliates and their respective businesses, and the information regarding the HCBF Agreement and the HCBF Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of CenterState that will include a joint proxy statement of CenterState and HCBF and a prospectus of CenterState and that will be filed with the Securities and Exchange Commission (the “SEC”).

HCBF Voting Agreements

In connection with entering into the HCBF Agreement, certain directors and shareholders of HCBF and directors of CenterState have entered into voting agreements (the “HCBF Voting Agreements”), pursuant to which each such shareholder agreed to vote his, her or its shares of HCBF common stock or CenterState common stock, as applicable, in favor of approval of the HCBF Agreement and transactions contemplated therein. The HCBF Voting Agreements generally prohibit the sale or transfer of the shares held by each such shareholder.  The HCBF Voting Agreements terminate upon the earlier of (i) the consummation of the HCBF Merger, (ii) the amendment of the HCBF Agreement in any manner that materially and adversely affects any rights of the shareholder, (iii) the termination of the HCBF Agreement or (iv) three years from the date of the HCBF Voting Agreements.

The foregoing summary of the HCBF Voting Agreements is qualified in its entirety by reference to the complete text of such documents, forms of which are included as Exhibits A and B to the HCBF Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

In connection with entering into the HCBF Agreement, each of the directors of HCBF and Harbor Community Bank entered into a Non-Competition and Non-Disclosure Agreement with CenterState, which contains provisions related to the non-disclosure of confidential information and trade secrets, non-solicitation of customers, non-competition and non-recruitment of employees.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit E to the HCBF Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Transaction with Sunshine Bancorp, Inc.

SBI Agreement and Plan of Merger

On August 12, 2017, CenterState entered into an Agreement and Plan of Merger (the “SBI Agreement”) with Sunshine Bancorp, Inc. (“SBI”), whereby SBI will be merged with and into CenterState (the “SBI Merger”).  Pursuant to and simultaneously with entering into the SBI Agreement, CenterState Bank and SBI’s wholly owned subsidiary bank, Sunshine Bank, entered into a Plan of Merger and Merger Agreement whereby Sunshine Bank will be merged with and into CenterState Bank (the “SBI Bank Merger”) immediately following the merger of SBI with and into CenterState.

Under the terms and subject to the conditions of the SBI Agreement each outstanding share of SBI common stock is entitled to receive 0.89 shares of CenterState common stock.  Each outstanding share of CenterState common stock shall remain outstanding and unaffected by the SBI Merger.  Pursuant to the SBI Agreement, each SBI stock option that is outstanding will become fully vested and represent the right to purchase shares of CenterState common stock equal to the number of shares subject to such SBI stock option multiplied by 0.89, and at an exercise price equal to the exercise price per share of the SBI stock option divided by 0.89.

The SBI Agreement has been unanimously approved by the boards of directors of CenterState and SBI.  The transaction is expected to close early in the first quarter of 2018 subject to customary conditions, including receipt of all applicable regulatory approvals and SBI stockholder approval.

The SBI Agreement contains usual and customary representations and warranties that CenterState and SBI made to each other as of specific dates.  The assertions embodied in those representations and warranties were made solely for purposes of the contract between CenterState and SBI and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms.  Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CenterState and SBI rather than establishing matters as facts.  Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the SBI Agreement and the consummation of the SBI Merger.

The SBI Agreement may be terminated in certain circumstances, including:  (i) by mutual written agreement of the parties; (ii) by either party in the event that, under certain circumstances, the SBI Merger shall not have been consummated by May 31, 2018; (iii) by either party in the event of a breach by the other party of any representation, warranty or obligation contained in the SBI Agreement which has not been cured within thirty (30) days and which breach would be reasonably likely to result in a failure to satisfy any applicable closing condition; (iv) by either party if final action has been taken by a regulatory agency whose approval is required for the SBI Merger or the SBI Bank Merger, which final action has become final and nonappealable and does not approve the SBI Merger or the SBI Bank Merger, or an application for such approval has been permanently withdrawn at the request of a governmental authority; (v) by CenterState if the SBI board fails to make recommendation to the stockholders of SBI to approve the SBI Agreement, or SBI has materially breached its covenant not to solicit alternative acquisition proposals; (vi) by SBI prior to obtaining SBI shareholder approval in order to enter into an agreement relating to a superior proposal provided that SBI has otherwise complied with the SBI Agreement; (vii)

by either party if the requisite SBI stockholder approval is not obtained; and (viii) by SBI in the event that the price of CenterState common stock decreases in comparison to the specified ratio provided in the SBI Agreement and CenterState elects not to increase the merger consideration to be received by the stockholders of SBI.  Upon termination of the SBI Agreement by SBI to enter into a superior proposal or by CenterState where the SBI board fails to make recommendation to the stockholders of SBI to approve the SBI Agreement or SBI has materially breached its covenant not to solicit alternative acquisition proposals, SBI will be required to pay CenterState a termination fee equal to approximately $7.07 million.

The foregoing summary of the SBI Agreement is not complete and is qualified in its entirety by reference to the full text of the SBI Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.2 and incorporated by reference herein.  The SBI Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CenterState, SBI, their respective affiliates and their respective businesses, and the information regarding the SBI Agreement and the SBI Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of CenterState that will include a prospectus of CenterState and a proxy statement of SBI and that will be filed with the SEC.

SBI Voting Agreements

In connection with entering into the SBI Agreement, each of the directors of SBI has entered into a voting  agreement (collectively, the “SBI Voting Agreements”).  The SBI Voting Agreements generally require that the stockholder party thereto vote all of his or her shares of SBI common stock in favor of the SBI Merger and against alternative transactions and generally prohibit such stockholder from transferring his or her shares of SBI common stock prior to the consummation of the SBI Merger.  The SBI Voting Agreements will terminate upon the earlier of the consummation of the SBI Merger and the termination of the SBI Agreement in accordance with its terms.

The foregoing summary of the SBI Voting Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit A to the Agreement, filed as Exhibit 2.2 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

Simultaneously with the execution of the SBI Agreement, each of the SBI directors entered into a Non-Competition and Non-Disclosure Agreement with CenterState, which contains provisions related to non-disclosure of confidential information, non-recruitment of employees, non-solicitation of customers, and non-competition.  A substantially similar agreement also was entered into by Andrew Samuel, the President and Chief Executive Officer of SBI.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit C to the SBI Agreement, filed as Exhibit 2.2 attached hereto and which is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K regarding the anticipated changes to the CenterState board of directors at the effective time of the HCBF Merger is incorporated by reference in this Item 5.02.

Item 8.01	Other Events.

On August 14, 2017, CenterState issued a press release announcing the execution of the HCBF Agreement and the SBI Agreement.  The complete text of the press release is attached hereto as Exhibit 99.1.  The investor presentation materials to be used for a conference call on August 14, at 10:00 a.m. EDT is furnished herewith as Exhibit 99.2.  The conference call can be accessed (toll free) by dialing 1-866-393-0571.  The conference passcode is 69774625. Alternatively, individuals may listen to the live webcast of this call by visiting the link on CenterState’s website at www.centerstatebanks.com.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of either the HCBF Merger or the SBI Merger, the expected returns and other benefits of either the HCBF Merger or the SBI Merger, to shareholders, expected improvement in operating efficiency resulting from either the HCBF Merger or the SBI Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of either the HCBF Merger or the SBI Merger on CenterState’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the HCBF Merger and the SBI Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the HCBF Merger and the SBI Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of either the HCBF Agreement or the SBI Agreement, or both, (4) the risk of successful integration of the companies’ businesses into CenterState, (5) the failure to obtain the necessary approvals by the shareholders of HCBF and CenterState, with respect to the HCBF Merger, and the shareholders of SBI, with respect to the SBI Merger, (6) the amount of the costs, fees, expenses and charges related to each of the mergers, (7) the ability by CenterState to obtain required governmental approvals of the HCBF Merger and the SBI Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to each of the mergers, (9) the failure of the closing conditions in each of the merger agreements to be satisfied, or any unexpected delay in closing either or both of the mergers, (10) the risk that the integration of HCBF’s and SBI’s operations into the operations of CenterState will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by CenterState’s issuance of additional shares of its common stock in each of the merger transactions, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in CenterState’s and SBI’s Annual Reports on Form 10-K for the year ended December 31, 2016, “Risk Factors” in HCBF Registration Statement on Form S-4, and other documents subsequently filed by CenterState, SBI and HCBF with the SEC. Consequently, no forward-looking statement can be guaranteed.  CenterState, HCBF and SBI do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, CenterState, HCBF and SBI claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information About the SBI Merger and Where to Find It

Investors are urged to review carefully and consider all public filings by CenterState and SBI with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  The documents filed by CenterState with the SEC may also be obtained free of charge at CenterState’s website at www.centerstatebanks.com or by requesting them in writing to CenterState Banks, Inc., Attention: Secretary, 1101 1st Street South, Winter Haven, FL 33880. The documents filed by SBI with the SEC may also be obtained free of charge at SBI’s website at www.mysunshinebank.com or by requesting them in writing to Sunshine Bancorp, Inc., 102 West Baker Street, Plant City, Florida 33563, Attention: Secretary.

In connection with the SBI Merger, CenterState intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement of SBI and a prospectus of CenterState. A definitive proxy statement/prospectus will be sent to the stockholders of SBI seeking the required stockholder approval.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and SBI are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Sunshine and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Sunshine in connection with the Merger. Information about the directors and executive officers of Sunshine and their ownership of Sunshine common stock is set forth in the proxy statement for Sunshine's 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 30, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Additional Information About the HCBF Merger and Where to Find It

Investors are urged to review carefully and consider all public filings by CenterState and HCBF with the SEC, including but not limited to CenterState’s Annual Report on Form 10-K, its proxy statement, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, and HCBF’s Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  The documents filed by CenterState with the SEC may also be obtained free of charge at CenterState’s website at www.centerstatebanks.com or by requesting them in writing to CenterState Banks, Inc., Attention: Secretary, 1101 1st Street South, Winter Haven, FL 33880. The documents filed by HCBF with the SEC may be obtained free of charge by requesting them in writing to HCBF Holding Company, Inc., Attention: Secretary, 200 S. Indian River Drive, Suite 101, Fort Pierce, FL 34950.

In connection with the HCBF Merger, CenterState intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CenterState and HCBF and a prospectus of

CenterState. A definitive joint proxy statement/prospectus will be sent to the shareholders of CenterState and HCBF seeking the required shareholder approvals.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and HCBF are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

CenterState, HCBF and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from CenterState and HCBF shareholders in connection with the HCBF Merger. Information regarding the directors and executive officers of CenterState, HCBF and other persons who may be deemed participants in the solicitation of the shareholders of CenterState and HCBF in connection with the HCBF Merger will be included in the joint proxy statement/prospectus for CenterState’s and HCBF’s special meetings of shareholders, which will be filed by CenterState with the SEC.  Information about the directors and officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on March 2, 2017, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the HCBF Merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

	(d)	EXHIBITS:

	2.1	Agreement and Plan of Merger, dated as of August 12, 2017, by and between CenterState Banks, Inc. and HCBF Holding Company, Inc.
	2.2	Agreement and Plan of Merger, dated as of August 12, 2017, by and between CenterState Banks, Inc. and Sunshine Bancorp, Inc.
	99.1	Press Release of CenterState Banks, Inc. dated August 14, 2017
	99.2	Investor Presentation dated August 14, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANKS, INC.

By:	/s/ Jennifer L. Idell
Name:	Jennifer L. Idell
Title:	Executive Vice President and
Chief Financial Officer

Date:  August 14, 2017

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 12, 2017, by and between CenterState Banks, Inc. and HCBF Holding Company, Inc.
2.2	Agreement and Plan of Merger, dated as of August 12, 2017, by and between CenterState Banks, Inc. and Sunshine Bancorp, Inc.
99.1	Press Release of CenterState Banks, Inc. dated August 14, 2017
99.2	Investor Presentation dated August 14, 2017